UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
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United States Steel Corporation
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(Exact name of registrant as specified in its charter)

Delaware	1-16811	25-1897152
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Grant Street, Pittsburgh, PA	15219-2800
(Address of principal executive offices)	(Zip Code)
Duane Holloway
Senior Vice President, General Counsel and Chief Ethics & Compliance Officer
(412) 433-1211
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240. 13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240. 13q-1) for the fiscal year ended ___.

Section 1 – Conflict Minerals Disclosure
Item 1.01: Conflict Minerals Disclosure and Report

CONFLICT MINERALS DISCLOSURE

This Form SD of United States Steel Corporation (“U. S. Steel”) is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023.
Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “3TG”). The “Covered Countries” for the purposes of the Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.
Based on U. S. Steel’s reasonable efforts to investigate the sourcing of materials through its supply chain, the only products manufactured by U. S. Steel in 2023 that contain 3TG and are subject to the Rule are its tin mill products having a tin coating and certain tubular mill products produced by its subsidiaries which may contain tin. Any other trace elements of 3TG present in U. S. Steel’s products and used in the manufacture of U. S. Steel’s products originate from scrap steel, procured by U. S. Steel from a scrap or recycled source.
In accordance with the Rule, U.S. Steel conducted a reasonable country of origin inquiry into the source of the 3TG used in the manufacture of its products. In making its reasonable country of origin inquiry, U. S. Steel collected questionnaires, certificates of analysis, or conflict minerals statements from all of its tin suppliers and suppliers for certain of its tubular products. A review of the documentation received from these suppliers showed that the 3TG incorporated in products purchased by U. S. Steel in calendar year 2023 that were necessary to the functionality or production of its products and used in the manufacture of its products did not originate from any of the Covered Countries or came from recycled or scrap sources.
Therefore, U. S. Steel has determined that no additional due diligence measures were required to be taken.
This information is publicly available at ussteel.com.
The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED STATES STEEL CORPORATION
(Registrant)

By:    /s/ Manpreet S. Grewal
Manpreet S. Grewal
    Vice President, Controller & Chief Accounting Officer

May 28, 2024